Filed pursuant to Rule 424(b)(3) File No. 333-270521

EATON VANCE FLOATING-RATE OPPORTUNITIES FUND
Supplement to Prospectus dated September 27, 2024,

as may be supplemented and/or revised from time to time

The following changes are effective February 1, 2025:

1.	The following replaces the second paragraph under “THE OFFERING” in “Fund Summary”:

During the continuous offering, Shares will be sold at their offering price, which is the net asset value (“NAV”) per Share for each class of Shares plus, in the case of Class A Shares, the applicable sales load. Class I Shares are not subject to any sales load or asset-based distribution fee. While neither the Fund nor Eaton Vance Distributors, Inc. (“EVD” or the “Distributor”), the Fund’s principal underwriter, imposes a sales load on Class U Shares, if you buy Class U Shares through certain selling agents or other financial intermediaries, they may directly charge you a transaction fee in such amount as they may determine. Shareholders should consult with their selling agents or other financial intermediaries about any transaction or other fees their selling agents or other financial intermediaries might impose on each class of Shares. The maximum sales load for Class A Shares is 3.25% of the amount invested in Class A Shares. An early withdrawal charge of 0.75% is assessed on Fund repurchases of Class A Shares made within 12 months after purchase for investments of $500,000 or more. Generally, the stated minimum initial investment by an investor in the Fund is $1,000 for Class A Shares, $2,500 for Class U Shares and $1,000,000 for Class I Shares. The minimum initial investment amount for each class of Shares may be modified or waived for Trustees on the Board of Trustees of the Fund (the “Board”), certain employees of Eaton Vance, members of the extended family of each such Trustee and employee, affiliates of Eaton Vance and certain Fund service providers. There is no minimum subsequent investment with respect to Class A Shares, Class I Shares or Class U Shares. The Adviser, in its sole discretion, may waive a minimum initial investment amount in certain cases.

2.	The following replaces the second paragraph under “Share Classes – Class A Shares and Class U Shares” in “Distribution Arrangements”:

Class A Shares and Class U Shares. The minimum initial investment amounts are waived for bank automated investing accounts, certain group purchase plans (including employer-sponsored retirement plans and proprietary fee-based programs sponsored by financial intermediaries) and for persons affiliated with Eaton Vance, its affiliates and certain Fund service providers. The Adviser, in its sole discretion, may waive a minimum initial investment amount in certain cases.

3.	The following replaces the second paragraph under “Share Classes – Class I Shares” in “Distribution Arrangements”:

Class I Shares. The Class I Shares minimum initial investment is waived for persons affiliated with Eaton Vance, its affiliates and certain Fund service providers. The minimum initial investment is also waived for: (i) permitted exchanges; (ii) employer-sponsored retirement plans; (iii) corporations, endowments and foundations with assets of at least $100 million; (iv) Class I Shares purchased through the brokerage platforms described above; and (v) accounts of clients of financial intermediaries who (a) charge an ongoing fee for advisory, investment, consulting or similar services, or (b) have entered into an agreement with the Distributor to offer Class I Shares through a no-load network or platform (in each case, as described above). The Adviser, in its sole discretion, may waive a minimum initial investment amount in certain cases.

4.	The following replaces the section “Choosing a Share Class – Class A Shares” in “Distribution Arrangements”:

Class A Shares. Class A Shares are offered at NAV plus a front-end sales charge of up to 3.25%. This charge is deducted from the amount you invest. The Class A Shares sales charge is reduced for purchases of $100,000 or more. The sales charge applicable to your purchase may be reduced under the right of accumulation or a statement of intention, which are described in “Reducing or Eliminating Class A Sales Charges” under “Sales Charges” below. Some investors may be eligible to purchase Class A Shares at NAV under certain circumstances, which are also described below. Class A Shares pay distribution and service fees equal to 0.25% annually of average daily net assets. The Adviser, in its sole discretion, may waive eligibility requirements in certain cases.

5.	The following replaces the section “Choosing a Share Class – Class I Shares” in “Distribution Arrangements”:

Class I Shares. Class I Shares are offered to clients of financial intermediaries who (i) charge such clients an ongoing fee for advisory, investment, consulting or similar services, or (ii) have entered into an agreement with the principal underwriter to offer Class I Shares through a no-load network or platform. Such clients may include individuals, corporations, endowments, foundations and employer-sponsored retirement plans. Class I Shares may also be available through brokerage platforms of broker-dealer firms that have agreements with the Distributor to offer Class I Shares solely when acting as an agent for the investor. An investor acquiring Class I Shares through such platforms may be required to pay a commission and/or other forms of compensation to the and/or other forms of compensation to the broker. Class I Shares are also offered to investment and institutional clients of Eaton Vance and its affiliates, and certain persons affiliated with Eaton Vance (including employees, officers and directors of Eaton Vance’s affiliates). Class I Shares do not pay distribution or service fees. The Adviser, in its sole discretion, may waive eligibility requirements in certain cases.

6.	The following replaces the section “Choosing a Share Class – Class U Shares” in “Distribution Arrangements”:

Class U Shares. Class U Shares are offered at NAV with no front-end sales charge to clients of financial intermediaries with which the Fund has a selling agreement to distribute Class U Shares. Class U Shares pay distribution and service fees equal to 0.75% annually of average daily net assets (including 0.25% in shareholder service fees and the remaining portion 0.50% for distribution fees). The Adviser, in its sole discretion, may waive eligibility requirements in certain cases.

7.	The following replaces the section “Early Withdrawal Charges – Early Withdrawal Charge Waivers” in “Distribution Arrangements”:

Early Withdrawal Charge Waivers. The early withdrawal charge will not be assessed on the repurchase of Class A Shares upon the death of a shareholder or eligible mandatory distributions under the Code. Documentation may be required and some limitations may apply. The EWC on Class A will also be waived in connection with sales of shares for which no commission or transaction fee was paid by the Distributor or Financial Intermediary at the time of purchase of such shares.

January 30, 2025